Exhibit 4.7.1
TRIVAGO N.V. 2016 OMNIBUS INCENTIVE PLAN

AMENDED AND RESTATED PERFORMANCE STOCK OPTION SUMMARY OF AWARD

trivago N.V., a Dutch public limited company (the “Company”), pursuant to its 2016 Omnibus Incentive Plan, as amended from time to time (the “Plan”), hereby grants to the individual listed below (the “Participant”) an option to subscribe for the number of Shares set forth below (the “Performance Stock Option”). The number of Shares issuable upon exercise of the Performance Stock Option is conditioned on, and calculated on the basis of, the satisfaction of the performance condition described herein.
The parties hereto entered into an agreement pertaining to a certain Performance Stock Option with a CAGR (as defined below) performance condition, granted on March 11, 2020, which consisted of a Performance Stock Option Summary of Award (the “Prior Summary of Award”), the Performance Stock Option Agreement attached thereto as Exhibit A (the “Performance Stock Option Agreement”) and the Plan. The parties hereto desire to amend and restate the Prior Summary of Award as set forth herein to reflect the significant changes that have occurred as a result of the COVID-19 pandemic and to postpone the start of the Performance Period (as defined below). This amended and restated award of the Performance Stock Option is subject to all of the terms and conditions contained herein (the “Summary of Award”), as well as those contained in the Performance Stock Option Agreement (together with the Summary of Award, the “Agreement”) and the Plan, each of which is incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Summary of Award and the Agreement.

Participant:	_______________________
Grant Date:	_______________________
Exercise Price Per Share:	_________(the “Exercise Price”)
Targeted Number of Shares available for subscription pursuant to Performance Stock Option:	__________ (the “Target Award”)
Expiration Date:	______________
Vesting Commencement Date:	[ ] (the “Vesting Commencement Date”)

Performance Condition:
The performance metric is the Compound Annual Growth Rate of the Share price (“CAGR”), measured over a period of two calendar years and three months of the Company (the “Performance Period”), commencing on October 2, 2020 (or if that date is not a trading day, then the immediately following trading day) and concluding on the last trading day in 2022 (each, a “Determination Date”).
The Share price for the purpose of calculating the CAGR shall be based on the 30-day trailing volume-weighted average price of the Share through (and including) each respective Determination Date.
The number of Shares that may be subscribed for against payment of the Exercise Price (the “Performance Option Shares”) pursuant to the Performance Stock Option shall be calculated after the end of the Performance Period and will be determined as follows:
a number of Performance Option Shares equaling 50% of the Target Award listed above on the achievement of 10% or lower CAGR at the end of the Performance Period;
a number of Performance Option Shares equaling 100% of the Target Award listed above on the achievement of 15% CAGR at the end of the Performance Period; and
a number of Performance Option Shares equaling 150% of the Target Award listed above on the achievement of 20% or higher CAGR at the end of the Performance Period (together, the “Performance Condition”).
The number of Performance Option Shares to be delivered will be calculated on a straight-line basis on the achievement of between 10% and 15% and 15% and 20% CAGR (as applicable).
No fractional Share shall be issuable in respect of the Performance Stock Option, and the number of Shares to be issued shall be rounded up to the nearest whole Share.

Vesting Schedule:
Subject to the terms and conditions of the Agreement and the Plan, one-third of the Performance Stock Option shall vest on the first anniversary of the Vesting Commencement Date and one-twelfth of the Performance Stock Option set forth above shall vest every three (3) months thereafter for the following two years.
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PROVIDED THAT the number of Performance Option Shares to be issued pursuant to the Performance Stock Option upon exercise is conditioned on, and calculated on the basis of, the satisfaction of the Performance Condition and, except as otherwise stated in the Agreement, the Performance Stock Option shall only be capable of exercise following the end of the Performance Period.

Double trigger Change of Control/Qualified Termination Reason impact:
Subject to the terms and conditions of the Agreement and the Plan and as fully described in the Agreement, accelerated vesting of the Performance Stock Option, pro-rated per month completed of the Performance Period, permitting the Participant to subscribe for the pro-rated portion of 100% of the Target Award against payment of the Exercise Price.

By Participant’s signature below, Participant agrees to be bound by the terms and conditions of the Plan, the Agreement and the Summary of Award. Participant has reviewed the Agreement, the Plan and the Summary of Award in their entirety, has had an opportunity to obtain the advice of counsel prior to executing the Agreement and the Summary of Award and fully understands all provisions of the Summary of Award, the Agreement and the Plan. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Supervisory Board and the Committee upon any questions arising under the Plan, the Summary of Award or the Agreement. Participant shall not take part in any decision of the Supervisory Board and the Committee related to any Performance Stock Option granted to Participant.

TRIVAGO N.V.	PARTICIPANT
By:	By:
Print Name:	Print Name:
Title: